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                                                                  EXHIBIT (a)(5)

                          GRANTS ELIGIBLE FOR EXCHANGE



Optionee Name
Address



GRANT    PLAN     GRANT       OPTION     OPTIONS         EXCHANGE    RESTRICTED
DATE     NAME     TYPE        PRICE      OUTSTANDING     RATIO       STOCK



TOTALS



The list above includes stock option grants that are eligible to be exchanged in the ARRIS Exchange Program. Please review all information on this statement for discrepancies.

Please contact your Human Resources Representative, Bob Halbert - VP of Human Resources by telephone at (678) 473-8332, by facsimile at (678) 473-8198, or by mail at 11450 Technology Circle, Duluth, GA 30097, if you should:

        -   Find any discrepancies:

        -   Have any questions regarding the status of your grants; or

        -   Have any questions concerning the ARRIS Exchange Program.

The effective grant date for the shares of restricted stock will be the first business day following the expiration date (the "exchange date").


GRANT DATE - The date the original stock option was awarded to you.

PLAN NAME - The stock option plan which governs your option.

GRANT TYPE - This term identifies whether your grant is a non-qualified, truncated or linked to truncated option.

OPTIONS OUTSTANDING - The number of options that are eligible for exchange as of the beginning of the exchange period.

OPTION PRICE - The fair market value at which the original option was granted to you on the Grant Date.

EXCHANGE RATIO - The ratio that determines the number of eligible options you must surrender in order to receive one share of restricted stock.

RESTRICTED STOCK - The number of shares of restricted stock you are eligible to receive in exchange for the corresponding number of eligible outstanding options.

TOTALS - The sum of the number of shares of restricted stock for all eligible grants rounded up to the nearest whole share.